UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bay Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

07203T106

(CUSIP Number)

Eric D. Hovde

122 W. Washington Avenue

Suite 350

Madison, WI 53703

608-255-5175

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67984M100

1.	Names of Reporting Persons Eric D. Hovde

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Explanatory Note: This statement amends Items 2(b), 3, 4 and 5 of the Schedule 13D of Eric D. Hovde filed with the U.S. Securities and Exchange Commission (“SEC”) on July 8, 2014, amended by Amendment No. 1 thereto filed with the SEC on June 9, 2016 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 2 is Mr. Hovde’s final amendment to the Schedule 13D and constitutes an exit filing.

Item 2.	Identity and Background

Item 2(b) is amended and restated in its entirety as follows:

(b) Mr. Hovde is the Chairman and Chief Executive Officer of H Bancorp LLC, a $1.7 billion private bank holding company with banking operations on both the east and the west coasts of the United States, and the Chief Executive Officer of Hovde Capital Advisors, LLC, an asset management firm that focuses on investing in the financial services and real estate sectors of the public equity markets. Additionally, Mr. Hovde is the Chief Executive Officer and co-owner of Hovde Properties, LLC, a real estate development and management company where he oversees management of the company and all large development projects. The address of H Bancorp LLC is c/o Sunwest Bank, 2050 Main Street, Suite 300, Irvine, CA 92614. The address of Hovde Capital Advisors, LLC, is 122 W. Washington Ave, Suite 350, Madison, WI 53703. The address of Hovde Properties, LLC, is 122 W. Washington Ave, Suite 350, Madison, WI 53703.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended to add the following:

In connection with the merger (the “Merger”) of the Company with and into Old Line Bancshares, Inc. (“Old Line”) on April 13, 2018, pursuant to the Agreement and Plan of Merger, dated as of September 27, 2017, by and between Old Line and the Company (the “Merger Agreement”), all shares of common stock of the Company owned by H Bancorp LLC, The Eric D. and Steven D. Hovde Foundation, of which Eric D. Hovde is a co-trustee, and Mr. Hovde were converted into the right to receive shares of Old Line’s common stock. The Merger and conversion of the shares of Common Stock upon consummation of the Merger did not involve payment by Mr. Hovde or any of his affiliates.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On April 13, 2018, pursuant to the terms of the Merger Agreement, the Company merged with and into Old Line, with Old Line as the surviving corporation. The Company ceased to exist following the Merger. Pursuant to the terms of the Merger Agreement, each share of Common Stock issued and outstanding as of immediately prior to the effective time was converted into the right to receive 0.4088 shares Old Line common stock and was cancelled and ceased to exist. As a result, upon consummation of the Merger, the shares of Common Stock beneficially owned by the reporting person were converted into the right to receive 0.4088 shares of Old Line’s common stock, and the reporting person ceased to be the beneficial owner of any shares of the Common Stock.

In connection with the closing of the Merger, the Common Stock, which previously traded under the stock symbol “BYBK,” ceased trading on, and is being delisted from, the Nasdaq Capital Market.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

a)    Upon consummation of the Merger, as described in Items 3 and 4 above, Mr. Hovde ceased to be the beneficial owner of any shares of Common Stock.

b)    Upon consummation of Merger, as described in Items 3 and 4 above, Mr. Hovde ceased to hold sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of any shares of Common Stock.

c)    Mr. Hovde did not effect any transactions in the Common Stock in the 60 days prior to the Merger.

d)    Not applicable

e)    Mr. Hovde ceased to be a beneficial owner of more than five percent of the Common Stock upon consummation of the Merger on April 13, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2018
Date
/s/ Eric D. Hovde
Signature
Eric D. Hovde
Name

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).